UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number 001-15169

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Perficient, Inc. 401(k) Employee Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Perficient, Inc.
  520 Maryville Centre Drive, Suite 400
Saint Louis, Missouri 63141

The Perficient, Inc. 401(k) Employee Savings Plan
Financial Statements and Supplemental Schedules
Years ended December 31, 2011 and 2010

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

Supplemental Schedules*

Delinquent Participant Contributions	10
Schedule of Assets (Held at End of Year)	11

Signatures	12

Exhibit Index	13

* Other schedules required by 29 C.F.R. § 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of
The Perficient, Inc. 401(k) Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, L.L.C.
St. Louis, Missouri
June 18, 2012

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2011 and 2010

	2011	2010

Investments, at fair value (Notes 3 and 4)	$49,955,486	$47,868,500

Receivables:
Employer contributions	72,455	57,829
Participant contributions	250,017	172,108
Notes receivable – participants	524,083	546,349
Total receivables	846,555	776,286

Net assets available for benefits, at fair value	50,802,041	48,644,786
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 5)	255,995	200,666
Net assets available for benefits	$51,058,036	$48,845,452

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011

Additions to net assets attributed to:
Contributions:
Participant	$6,914,147
Employer	2,104,326
Rollover	1,277,351
Total contributions	10,295,824

Interest and dividend investment income	797,638
Participant loan interest	23,827
Total additions	11,117,289

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 3)	2,822,448
Benefits paid to participants	7,066,338
Administrative expenses	36,662
Total deductions	9,925,448

Net increase	1,191,841

Net assets available for benefits at beginning of year	48,845,452

Transfer from merged plan (Note 11)	1,020,743

Net assets available for benefits at end of year	$51,058,036

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time United States employees of Perficient, Inc. (the “Company”) who are age 21 or older, except contracted and leased employees, or any employee that is a non-resident alien.  Employees may participate in the Plan on the first day of the month on or after they are determined to meet these conditions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

For 2011, participants could contribute from a percentage of their pre-tax annual compensation to any of the investment funds up to a maximum of $16,500, subject to Internal Revenue Service (“IRS”) Rules and Regulations.  Participants who had attained age 50 before the end of the year were eligible to make catch-up contributions of an additional $5,500.  Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company made matching contributions of 50% (25% in cash and 25% in Company stock) of the first 6% of eligible compensation deferred by the participant. The Company made matching contributions of $1,139,206 in Company stock during 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:

Years of Service	Non-forfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Notes Receivable – Participants

Upon written application of a participant, the Plan may make a loan to the participant.  Participants may borrow no less than $1,000 and no greater than the lesser of (i) 50% of the participant’s vested account balance, or (ii) $50,000.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local rates for similar plans.  Loans are amortized over a maximum of 60 months unless used to purchase the participant’s principal residence. Repayment is made through payroll deductions.  Participant loans are measured at the unpaid principal balance plus any accrued but unpaid interest.  Participant loans outstanding were $524,083 and $546,349 as of December 31, 2011 and 2010, respectively.

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, participant’s death or disability, in the event of termination, or if the participant reaches age 70½ while still employed.  Benefits may be paid in a lump-sum distribution or installment payments.

Forfeitures

As of December 31, 2011 and 2010, forfeitures not utilized to offset employer contributions were $17,421 and $9,967, respectively.  In accordance with the Plan provisions, forfeitures are used to reduce employer contributions.  During the year ended December 31, 2011, employer contributions were reduced by forfeitures of $91,656, which included account balances forfeited during the year.

Participant-Directed Investments

All assets of the Plan are participant-directed investments.

Participants have the option of directing their account balance to one or more different investment options.  The investment options include various mutual funds, a guaranteed investment contract, and Company common stock.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fully benefit-responsive investment contract is valued at contract value.  See Note 4 for discussion of fair value measurement.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Operating expenses of maintaining the Plan are paid by the Company.  Administrative expenses for participant-directed transactions are paid by the Plan.

Adoption of New Accounting Standards

For the year ended December 31, 2011, the Plan adopted the final provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (“ASU 2010-06”).  This update requires: (a) separate disclosures for significant transfers between Level 1 and Level 2 and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and settlements in the reconciliation of activity within Level 3; (c) the use of judgment in determining the appropriate classes of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures were effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The adoption of the final provisions of ASU 2010-06 did not have a material impact on the Plan’s financial statements (see Note 4 for further discussion).

Future Adoption of Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended FASB Accounting Standard Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”) to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, and modifies certain principals and requirements contained in ASC Topic 820. ASU 2011-04 also requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect of ASU 2011-04 on the Plan’s financial statements for the annual periods beginning after December 15, 2011.

3.	Investments

The following investments represented 5% or more of the Plan’s net assets:
	December 31,
	2011	2010
Principal Life Insurance Company:
Fixed Income Option 401(a)/401(k), 323,128 and 260,191 shares, respectively	$5,119,989	$4,013,323
Lifetime 2030 R5, 370,173 and 291,559 shares, respectively	4,094,113	3,373,336
Lifetime 2040 R5, 344,726 and 243,482 shares, respectively	3,829,901	2,858,483
Large Cap S&P 500 Index Institutional, 372,299 and 377,646 shares, respectively	3,272,511	3,319,511
Lifetime Strategic Income R5, 233,195 shares	*	2,469,537
American Funds:
EuroPacific Growth R4, 110,972 and 109,273 shares, respectively	3,834,066	4,445,235
Growth Fund of America R4, 133,110 and 145,075 shares, respectively	3,796,302	4,379,807
Perficient, Inc. Common Stock, 570,185 and 510,398 shares, respectively	5,707,550	6,379,969
Dodge & Cox Income, 242,610 and 200,097 shares, respectively	3,226,708	2,647,278

* Not a 5% investment in respective year.

During the year ended December 31, 2011, the Plan’s investments (including investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(1,626,863)
Employer securities	(1,195,585)
Net depreciation	$(2,822,448)

4.	Fair Value Measurements

ASC Topic 820 provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual Funds

Mutual funds available for investment in the Plan are valued at quoted prices available in an active market and are classified within Level 1 of the valuation hierarchy.

Common Stock

Company stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within Level 1 of the valuation hierarchy.

Investment Contract

The Principal Life Insurance Company (“Principal”) Fixed Income Option 401(a)/401(k) is a general account-backed stable value contract.  This investment guarantees principal and provides a stated rate of return.  The fair value represents the amount received upon withdrawal or transfer of funds prior to their maturity, which is the contract value less a withdrawal charge.  Since the investment is based on the provisions of the investment contract, it is classified within Level 3 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	As of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds:
Balanced funds	$12,897,085	$--	$--	$12,897,085
Fixed income funds	4,322,771	--	--	4,322,771
Equity funds	22,164,177	--	--	22,164,177
Total mutual funds	39,384,033	--	--	39,384,033
Company common stock	5,707,550	--	--	5,707,550
Investment contract	--	--	4,863,903	4,863,903
Total assets	$45,091,583	$--	$4,863,903	$49,955,486

	As of December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds:
Balanced funds	$11,105,448	$--	$--	$11,105,448
Fixed income funds	3,392,489	--	--	3,392,489
Equity funds	23,177,937	--	--	23,177,937
Total mutual funds	37,675,874	--	--	37,675,874
Company common stock	6,379,969	--	--	6,379,969
Investment contract	--	--	3,812,657	3,812,657
Total assets	$44,055,843	$--	$3,812,657	$47,868,500

The table below sets forth a summary of changes in the fair value of the Plan’s Investment Contract classified within Level 3 of the valuation hierarchy:

As of December 31, 2011
Balance, beginning of year	$3,812,657
Total gains or losses (realized and unrealized)	(55,329)
Interest credited	120,110
Purchases	3,880,099
Settlements	(2,893,634)
Balance, end of year	$4,863,903

As of December 31, 2010
Balance, beginning of year	$3,553,436
Total gains or losses (realized and unrealized)	(13,6433)
Interest credited	117,054
Purchases	2,657,672
Settlements	(2,501,862)
Balance, end of year	$3,812,657

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

5.	Investment Contract

The Plan has a fully-benefit responsive investment contract with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Principal. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually, less withdrawals or transfers by participants.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract as of December 31, 2011 and 2010 was $4,863,903 and $3,812,657, respectively.  The stated rate of return of the contract as of December 31, 2011 and 2010 was 2.70% and 2.90%, respectively.  The rate was 2.50% on January 1, 2012.

6.	Party-In-Interest Transactions

As of December 31, 2011 and 2010, the Plan held 570,185 and 510,398 shares, respectively, of Company common stock.  Total outstanding Company common stock as of December 31, 2011, was approximately 31 million shares.

During the year ended December 31, 2011, the Plan had the following transactions involving Company common stock:

Shares purchased	302,993
Shares sold	243,206
Cost of shares purchased	$2,910,198
Cost of shares sold	$2,912,799
Net loss from shares sold	$(527,318)

Certain Plan investments are managed by Principal.  Principal is the trustee and custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

8.	Income Tax Status

The Plan Administrator has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to examination for the years prior to 2008.

The IRS has determined and informed the Company by a letter dated November 9, 2009 that the Plan is established in accordance with applicable sections of the Internal Revenue Code (the “Code”), and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	Delinquent Participant Contributions

As reported on the Form 5500, Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the trust within the time frame specified by Department of Labor Regulation 29 C.F.R. § 2510.3-102, thus constituting non-exempt transactions between the Plan and the Company during 2011.  The Company incurred expense of $4 for the remittance of lost earnings on delinquent contributions to the Plan.

11.	Merged Plan Transfers

On December 10, 2010, the Company acquired speakTECH. As a result of the acquisition, effective February 17, 2011, the speakTECH 401(k) plan merged into the Plan. The net assets transferred into the Plan totaled $1,020,743. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan Document.

12.	Subsequent Event

Effective May 1, 2012, the Company changed 401(k) service providers. The Company’s new provider is Diversified Retirement Corporation, a subsidiary of AEGON group. As a result of this change, the Plan’s investment options have changed.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Delinquent Participant Contributions
For the Year Ended December 31, 2011

Form 5500, Schedule H, Part IV, Line 4(a)

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions, including rate of interest	Amount on line 4(a)	Lost earnings
Perficient, Inc.	Plan sponsor	Employee deferrals not deposited to the Plan in a timely manner	$1,066	$4

Note: The Plan sponsor corrected these contributions in 2011 outside of the Voluntary Fiduciary Correction Program.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2011

Form 5500, Schedule H, Part IV, Line 4(i)

(a)	(b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value

*	Principal Life Insurance Company:
	Lifetime 2030 R5	Mutual fund	**	$4,094,113
	Lifetime 2040 R5	Mutual fund	**	3,829,901
	Large Cap S&P 500 Index Institutional	Mutual fund	**	3,272,511
	Lifetime Strategic Income R5	Mutual fund	**	2,198,552
	Lifetime 2020 R5	Mutual fund	**	2,047,959
	Mid Cap S&P 400 Index Institutional	Mutual fund	**	1,818,055
	Small Cap S&P 600 Index Institutional	Mutual fund	**	1,620,701
	Real Estate Securities R5	Mutual fund	**	1,096,063
	Mid Cap Growth R5	Mutual fund	**	952,112
	Lifetime 2050 R5	Mutual fund	**	455,841
	Lifetime 2010 R5	Mutual fund	**	270,719
	American Funds:
	EuroPacific Growth R4	Mutual fund	**	3,834,066
	Growth Fund of America R4	Mutual fund	**	3,796,302
	American Mutual Fund R4	Mutual fund	**	1,995,554
	Dodge and Cox Income	Mutual fund	**	3,226,708
	Delaware Small Cap Value A	Mutual fund	**	1,307,703
	Columbia Mid Cap Value A	Mutual fund	**	1,296,248
	Vanguard Wellington Admiral	Mutual fund	**	1,214,800
	Fidelity Advisor Small Cap A	Mutual fund	**	1,056,125
	Total mutual funds		**	39,384,033

*	Perficient, Inc.	Employer securities	**	5,707,550
*	Principal Life Insurance Company:
	Fixed Income Option 401(a)/401(k)	Guaranteed investment contract	**	5,119,898
*	Participant Loans	Interest rate of 5.25 – 10.25%	**	524,083

	Total investments			$50,735,564

* Party-in-interest transaction considered exempt by the Department of Labor.
** Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

Date: June 19, 2012	/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

EXHIBITS INDEX

Exhibit Number	Description
23.1	Consent of Brown Smith Wallace, L.L.C.